Mail Stop 04-07								May 17,
2005

Via U.S. Mail and Fax (763) 504-3060

Steven Bell
Chief Financial Officer
Multiband Corp
9449 Science Center Drive
New Hope, MN 55428

Re:	Multiband Corp
	Form 10-K for the year ended December 31, 2004
      Filed April 21, 2005

	File No. 0-13529

Dear Mr. Bell:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Liquidity and Capital Resources, page 21
1. Since you are disclosing the use of a non-GAAP financial measure
"EBITDA" as a measure of performance, it is generally not appropriate to exclude recurring charges such as depreciation and amortization, interest expense and other non cash expenses. If you present a non-
GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:
* the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.

For your guidance, refer to Item 10 of Regulation S-K and Question
8
of our Frequently Asked Questions document on non-GAAP measures which is available on our website at:
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>.

2. It appears to us that you are using the non-GAAP measure as a measure of liquidity. If management uses the non-GAAP measure to evaluate liquidity then it must be reconciled to the most closely comparable GAAP measure of liquidity which is `cash flows from operating activities`. Revise your disclosure to discuss the substantive reasons for why management believes the presentation of
EBITDA provides useful information to investors regarding liquidity.


Consolidated Statements of Operations, page F-3

3. It appears that the caption "Cost of Products and Services" excludes depreciation and amortization for property and equipment that directly attributed to the generation of revenue. Revise to comply with SAB Topic 11: B as applicable, by identifying the amount of applicable depreciation that is excluded from the above captions.
Also, revise your presentation in the selected financial data information, MD&A and unaudited quarterly results information to delete the "Gross Profit" and "Gross Margin" line item.






Note 1. Summary of Significant Accounting Policies, page 41

Revenue and Cost Recognition, page 43

4. Tell us in more detail your basis for estimating and recognizing activation fees revenues in light of your disclosure that DirecTV has the right to chargeback for a portion of fees if a customer cancels within the first 12 months of service.

5. Addressing EITF 99-19, tell us in more detail your basis for reporting video programming revenues on a gross basis.

Segment Reporting, page 48

6. Addressing paragraph 10 of SFAS 131, tell us how you determined your operating segments. Also, describe for us your analysis of how you determined that your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131. For your guidance, please refer to paragraphs 18 - 24 and 127 of SFAS 131.

7. Revise to disclose the revenues for each product or service and information about your reliance on a major customer or MDU. For your guidance refer to paragraph 36 of SFAS 131.


Note 2.  Business Acquisitions, page 52

8. Based on the amount of consideration paid for the acquisition of
Rainbow Satellite Group, LLC, it appears that you should file a Form
8-K (Items 2 and 7) to include the financial statements and pro forma financial information giving effect to the acquisition. Refer to Rule
3-05 and Article 11 of Regulation S-X. Revise or advise. Please provide supporting calculations.

9. We note that for each of the acquisitions disclosed in this note, it appears that you used the closing price of your common stock in the purchase price calculation. In this regard, you should determine the fair value of the shares issued using the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced, in accordance with paragraph 22 of SFAS 141 and the consensus on Issue 1 in EITF 99-12. Revise or Advise.


Note 5.  Accrued Liabilities, page 57

10. Tell us the reason for the increase in the "Other" accrued balance.

Sale of Multiband Business Services Segment, page 74

11. Tell us in more detail how you concluded that you met both of the criteria in paragraph 42 of SFAS 144 with regard to the presentation of the Multiband Business Services Segment as part of discontinued operations. In this regard, we note the interim services agreement and that the buyer may receive additional free rent for part or all of a second year depending on the results of a post inventory appraisal.

Item 9A. Controls and Procedures

12. Confirm in your response letter that the controls and procedures referenced in this section were evaluated and concluded to be effective by the Chief Financial Officer. Refer to Rule 13a-15(e) under the Exchange Act. In addition, comply in all future filings.






























*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



							Sincerely,


							Larry Spirgel
							Assistant Director




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Steven Bell
Multiband Corp
May 17, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE